THOMPSON COBURN LLP

One US Bank Plaza

St. Louis, MO  63101

(314) 552-6295

March 23, 2006

EDGAR  CORRESPONDENCE

Linda B. Stirling, Esq.

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

450 5th Street, NW, 5-6

Washington, DC  20549

Re: YieldQuest Funds Trust (SEC File Nos: 333-125172 and 811-21771)

Dear Linda:

We are enclosing Post-Effective Amendment No. 3 (“PEA No. 3”) to the registration statement on Form N-1A of YieldQuest Funds Trust (the “Trust”), in respect of its series, YieldQuest Core Equity Fund, YieldQuest Total Return Bond Fund and YieldQuest Tax-Exempt Bond Fund (each a “Fund” and, collectively, the “Funds”).

Please note that the Funds’ combined prospectus and SAI were reviewed last year by the Staff as Post-Effective Amendment No. 2, filed pursuant to Rule 485(a)(1) on October 17, 2005 (accession number 0000910472-05-000240).  Pursuant to Release No. IC-13768, we respectfully request that PEA No. 2 be afforded expedited review, limited to those sections that contain material changes, which are as follows:

PROSPECTUS -  Principal Strategies and Principal Risks of Investing in each Fund

SAI -

Additional Information About Fund Investments and Risk Considerations

Investment Restrictions – Non-Fundamental

The Funds’ target effective date with respect to PEA No. 3 is April 28, 2005.  We therefore respectfully request your comments on or before Tuesday April 25, 2006.  If you have any questions regarding this letter, please contact me at (314) 552-6295 or Rita Kazembe of our office at (314) 552-6077.

Sincerely,

THOMPSON COBURN LLP

By:  /s/ Dee Anne Sjögren